                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2005

Commission File Number: 000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                              Yes  [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                              Yes  [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                              Yes  [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        NEUROCHEM INC.

May 13, 2005

                                       By: /s/ David Skinner
                                           -----------------------------------
                                       David Skinner
                                       General Counsel and Corporate Secretary

                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM LOGO]                                   Laval, Quebec, Canada H7V 4A7

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD                                             Tel: (450) 680-4572
Vice President, Corporate Communications                     Fax: (450) 680-4501
lhebert@neurochem.com

                  AT ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                ------------------------------------------------
                NEUROCHEM HIGHLIGHTS THE ADVANCEMENT OF ITS DRUG
                       DEVELOPMENT PROGRAMS AS PRIORITY -
                          ISSUES FIRST QUARTER RESULTS

LAVAL, MAY 12, 2005 - At the annual and special meeting of shareholders, Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) highlighted the recent advances of its investigational product candidates Fibrillex(TM) and Alzhemed(TM) and emphasized their further development as the Company's main priority. Neurochem indicated that the plans to implement the management team necessary to bring the Company to the next level of product development and commercialization are essentially complete. During the quarter, the Company's financial position was significantly strengthened, with $89.7 million of cash available at the end of the quarter.

"Over the past year, we have worked very hard not only to advance the development of our investigational product candidates, but also to build a strong foundation for our Company with an exceptional management team and a solid financial base," stated Francesco Bellini, Chairman, President and CEO. "I am very proud to be able to lead a Company of this calibre and, as CEO and a significant shareholder, I will continue to support Neurochem and work towards bringing our product candidates to market."

FIBRILLEX(TM) - RESULTS TO BE PRESENTED TO FDA

Neurochem completed the Fibrillex(TM) Phase II/III clinical trial in December 2004. Fibrillex(TM) is being developed for the treatment of Amyloid A (AA) Amyloidosis, a serious consequence of chronic inflammatory and infectious diseases, such as Rheumatoid Arthritis. It is estimated that there are approximately 40,000 people in Europe and the U.S. diagnosed with the disease.

The objective of the Phase II/III trial was to determine the ability of Fibrillex(TM) to delay or stop the progression of AA Amyloidosis and to assess the safety of Fibrillex(TM) compared to a placebo. The trial was initiated in 2000 to demonstrate statistical significance through the composite primary endpoint reaching an absolute difference of 20% in the number of patients stabilized or improved between the Fibrillex(TM) and placebo groups (p value= 0.01).

"The clinical trial for Fibrillex(TM) was the first Phase II/III clinical trial and the largest randomized, placebo-controlled study ever undertaken to test for the efficacy of a drug to treat AA Amyloidosis," said Denis Garceau, PhD, Neurochem's Senior Vice President, Drug Development. "We have broken new ground in designing the study and defining endpoints that have never been assessed in a study of that magnitude for this disease."

An assessment of preliminary findings made public on April 18, 2005, indicated that Fibrillex(TM) is well tolerated. The results also indicated that there were
13.4 percent more patients whose condition remained stable or improved while on Fibrillex(TM) therapy, compared to placebo (p value=0.06). While the level of 13.4% is a positive sign, it did not reach the pre-specified objective of the study of 20%. Preliminary findings on the secondary endpoints also indicate that Fibrillex(TM) does have a consistent and clinically meaningful effect on kidney function. These preliminary results suggest that Fibrillex(TM) delays progression of renal disease in AA amyloidosis patients.

Recognizing the lack of existing specific treatments for the disease, Fibrillex(TM) received "orphan drug" status in both the United States and Europe. Fibrillex(TM) also has been accorded "Fast Track Product" designation by the U.S. Food and Drug Administration (FDA) and was selected for the FDA's Pilot 2 program for accelerated review. In December 2004 and in advance of completion of the trial, Neurochem (International) Limited, a wholly owned subsidiary of the Company, concluded a collaboration and distribution agreement for Fibrillex(TM) with Centocor, Inc., a wholly-owned subsidiary of Johnson & Johnson.

Data on the Fibrillex(TM) Phase II/III trial is expected to be presented at selected international medical conferences in the coming months. Presentations at international conferences are scheduled during the European Renal Association-European Dialysis and Transplant Association (ERA-EDTA) conference to be held in Istanbul, Turkey, from June 4-7, 2005 and the European League Against Rheumatism (EULAR) conference to be held in Vienna, Austria, from June 8-12, 2005. The plan is also to publish the data in a peer-reviewed journal. Meanwhile, Neurochem is continuing to honour its commitment to supply Fibrillex(TM) to any patient receiving the drug, through the on-going open-label extension study.

Neurochem, therefore, intends to continue with plans to seek regulatory approval of Fibrillex(TM). As part of this process, the Company confirmed a meeting date with the FDA to pursue discussions about its data and to investigate the various regulatory options to possibly make Fibrillex(TM) available to the AA amyloidosis patients.

ALZHEMED(TM) - NORTH AMERICAN PHASE III CLINICAL TRIAL ON TRACK

Progress throughout 2004 and into the first quarter of 2005 on the development of the investigational product candidate, Alzhemed(TM), for the treatment of Alzheimer's Disease (AD) is on-track and encouraging. This first-in-class product candidate has a unique mechanism of action, which may be capable of stopping the disease in its early stages by interfering with the formation of the toxic beta-amyloid complex and has been shown by many scientists to be neurotoxic. Data from a Phase II clinical trial and interim results from a follow-on open-label extension study over a 28-month period indicate that this orally administered investigational product candidate is safe and appears to stop the progression of the disease, particularly in milder AD patients.

During 2004, Alzhemed(TM) was highlighted at the 8th International Montreal/Springfield Symposium on Advances in Alzheimer Therapy and at the U.S. Alzheimer's Association at its annual international conference as a promising new treatment in development for AD.

Neurochem initiated a large-scale Phase III clinical trial in North America in June 2004. This double-blind, placebo-controlled study will include some 950 mild-to-moderate AD patients at 68 clinical centers across North America, who will be receiving medication over the trial period of 18 months. Approximately 1,100 patients have been screened and close to 800 are already on study medication. Recruitment in North America is therefore proceeding on schedule and the study is on track for completion as planned.

The Company plans to initiate patient recruitment for a similar Phase III clinical trial in Europe this fall.

Neurochem announced in April 2005 that its Independent Safety Review Board
(ISRB) has issued a recommendation to continue the Company's North American Phase III clinical trial for Alzhemed(TM). The recommendation by the members of the ISRB was based on their recent review of the safety data from 562 patients who had been monitored in the trial for an average of 12 weeks to that point.

CEREBRIL(TM) - A PHASE IIB CLINICAL TRIAL UNDER PREPARATION

Cerebril(TM), Neurochem's lead product candidate for the treatment of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (HS-CAA), has successfully completed a Phase IIa clinical trial to assess safety conducted at five centers in the U.S.. There were no concerns regarding safety, and the pharmacokinetic profile of the product candidate was well characterized.

A Phase IIb trial is currently being designed to test the efficacy and safety of Cerebril(TM) in preventing recurring strokes caused by amyloid. Currently, no treatment exists for this disease.

SENIOR MANAGEMENT TEAM - ADDITIONS AND REASSIGNMENT OF RESPONSIBILITIES

Neurochem also announced senior management appointments and reassignment of responsibilities: Francesco Bellini, Chairman, President and CEO, committed to remain with the Company in an executive capacity for at least three more years. Andreas Orfanos, M.B.B.Ch, MBA, was named Executive Vice President - Strategic Planning and

Scientific Affairs, Shona McDiarmid, PhD, LLB, was appointed Vice President - Intellectual Property, Daniel Delorme, PhD, was named Vice President - Research, Mariano Rodriguez was appointed Vice President, Finance and Chief Financial Officer, Christine Lennon was named Vice President, Business Development and Judith Paquin was appointed Vice President, Human Resources. Philippe Calais, Pharm. D., became President - Global Business and Denis Garceau, PhD, was appointed Senior Vice President - Drug Development.

RECENT DEVELOPMENTS

Neurochem announced in March 2005 that it had completed a public offering of 4 million common shares. The common shares issued from treasury were sold in the United States and Canada and resulted in total gross proceeds to the Company of approximately US$61.2 million. Neurochem Inc. and its subsidiaries intend to use the net proceeds from the offering to fund the clinical trials of their investigational product candidates, primarily Alzhemed(TM), to advance Fibrillex(TM), to further complete pre-clinical and research and development programs and for working capital and general corporate purposes.

FIRST QUARTER RESULTS - CONSOLIDATED FINANCIAL RESULTS HIGHLIGHTS

The following information should be read in conjunction with the unaudited consolidated financial statements for the three-month period ended March 31, 2005, as well as the audited consolidated financial statements for the year ended December 31, 2004. For discussion regarding related-party transactions, contractual obligations and commercial commitments, critical accounting policies, recent accounting pronouncements, and risks and uncertainties, refer to the Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations for the year ended December 31, 2004. All dollar figures are Canadian dollars, unless specified otherwise.

For the three month-period ended March 31, 2005, the net loss amounted to $16,970,000 ($0.54 per share), compared to $9,164,000 ($0.31 per share) for the comparative period last year.

Revenues from collaboration agreement amounted to $1,205,000 for the current quarter and consist of the revenue earned under the agreement with Centocor, Inc. (Centocor) in respect of Fibrillex(TM). Revenue recognized during the quarter is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the remaining estimated period to obtaining the regulatory approvals of the investigational drug product. The period to obtain the regulatory approvals is estimated and is subject to change based on additional information that the Company may receive from time to time.

Reimbursable costs revenue amounted to $444,000 for the current quarter and consists of costs reimbursable by Centocor in respect of Fibrillex(TM)-related activities. The Company earns no margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $11,965,000 for the current quarter, compared to $5,577,000 for the same period last year. The increase is mainly due to expenses incurred in relation to the development of Alzhemed(TM); more specifically for the Phase III North American clinical trial and preparation for the Phase III European clinical trial. In the quarter ended March 31, 2005, research and development expenses also included costs incurred to support the on-going Fibrillex(TM) open-label extension study, as well as on-going drug discovery programs.

Research tax credits amounted to $409,000 this quarter, compared to $312,000 for the comparable quarter last year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program. The increase is due to higher eligible expenses during the current period.

General and administrative expenses for the quarter totalled $5,165,000, compared to $3,965,000 for the same quarter last year. The increase is attributable to the expansion of the corporate infrastructure to support growth and the overall activity levels at the Company. More specifically, the increase is due to operating costs related to the facilities acquired during the second quarter of 2004 and higher legal fees incurred in relation to the Immtech litigation, and to other corporate agreements and matters.

Reimbursable costs amounted to $444,000 for the current quarter and consist of costs incurred on behalf of Centocor in respect of Fibrillex(TM) related activities and reimbursable by Centocor.

Stock-based compensation amounted to $770,000 for the current quarter, compared to $424,000 for the comparable quarter last year. This expense relates to employee stock options, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The increase is due to new stock options granted during the past year.

Depreciation and amortization for the current quarter increased to $570,000 from $368,000 for the comparable quarter last year. The increase reflects the depreciation and amortization associated with the acquisition during the past year of additional property and equipment, including the facilities acquired in the second quarter of 2004, and the increase in patent costs.

Interest and bank charges amounted to $121,000 for the current quarter, compared to $24,000 for the comparable quarter last year. The increase is due to interest expense on the $10,500,000 revolving decreasing term credit facility entered into by the Company to finance the acquisition of the facilities last year.

Interest income amounted to $251,000, compared to $322,000 for the comparable quarter last year. The decrease results from lower average cash balances in the current period, compared to the same period last year.

Foreign exchange gains amounted to $226,000 for the current quarter, compared to $441,000 for the same quarter last year. The decrease is attributable to lower monetary assets denominated in US dollars during the period, compared to the comparable period in 2004. Gains were recorded as a result of an increase in the value of the US dollar versus the Canadian dollar during the respective periods.

Variable interest entities

As previously reported, on January 1, 2005, the Company adopted the recommendations of the CICA Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG-15), which provide guidance for determining when an enterprise consolidates the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a "variable interest entity" (VIE)). This guideline requires the Company to identify VIEs in which it has an interest, to determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIEs. A primary beneficiary is an enterprise that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual return, or both. It was determined that the Company's investment in a holding company that owns Innodia's shares (Innodia Holding) meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia Holding. The implementation of AcG-15 resulted in the consolidation of the Company's interest in Innodia Holding starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the opening deficit by $2,501,000 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005, were $3,359,000 and $1,439,000, respectively. The implementation of this accounting guideline in the first quarter of 2005 resulted in the consolidation of a share of loss in a company subject to significant influence of $755,000 and non-controlling interest of $225,000, in the Consolidated Statement of Operations.

Litigation

Regarding the ongoing dispute with Immtech International, Inc. (Immtech) concerning a 2002 agreement, the Company continues to vigorously defend against the claims brought by Immtech in its legal proceedings filed on August 12, 2003, with the Federal District Court for the Southern District of New York, U.S.A. The dispute is now before an arbitral tribunal convened in accordance with the rules of the International Court of Arbitration.

A hearing has been scheduled by the arbitral tribunal for mid-September 2005. Immtech has claimed monetary damages which, to date, it has estimated at between a total of US$18 million and US$42 million, which includes an estimated valuation for equitable relief. The Company has counterclaimed damages which, to date, it has estimated at no less than US$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2005, the Company had cash, cash equivalents and marketable securities of $89,703,000, compared to $29,173,000 at December 31, 2004. The increase is primarily due to proceeds received from the issue of additional share capital during the quarter (as described below), net of funds used in operations and in investing activities.

On March 9, 2005, the Company completed a public offering of its common shares in the United States and in Canada. The Company issued four million common shares at a price of US$15.30 per share. Total proceeds from the offering were $74,495,000 (US$61,200,000) and the issue costs totaled $4,955,000. Certain funds raised from the share issuance were denominated in U.S. dollars. The Company maintains a significant U.S. dollars position to serve as a natural hedge of exchange rate fluctuations with respect to planned U.S. dollar denominated R&D expenditures primarily relating to its phase III clinical programs. Net proceeds will be used to fund the clinical trials of the Company's product candidates (primarily Alzhemed(TM)), other research and development programs, advancing Fibrillex(TM), working capital and general corporate purposes.

As at April 30, 2005, the Company had 34,569,581 common shares outstanding, 2,287,614 options granted under the employee stock option plan and 4,000,000 warrants issued and outstanding.

                                 NEUROCHEM INC.
                     CONSOLIDATED FINANCIAL INFORMATION(1)
                       ($'000 CDN, EXCEPT PER SHARE DATA)

                                                                          THREE-MONTH PERIOD ENDED
                                                                                  MARCH 31
                                                                        ------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS                                       2005              2004
                                                                        ------------      ------------
                                                                         (unaudited)       (unaudited)
REVENUES:
  Collaboration agreement                                                $     1,205                 -
  Reimbursable costs                                                             444                 -
                                                                        ------------      ------------
                                                                               1,649                 -
                                                                        ------------      ------------
EXPENSES:
  Research and development                                                    11,965             5,577
  Research tax credits                                                          (409)             (312)
  Research grants                                                                 (9)             (119)
  General and administrative                                                   5,165             3,965
  Reimbursable costs                                                             444                 -
  Stock-based compensation                                                       770               424
  Depreciation and amortization                                                  570               368
  Interest and bank charges                                                      121                24
                                                                        ------------      ------------
                                                                              18,617             9,927
                                                                        ------------      ------------
  Net loss before undernoted items:                                          (16,968)           (9,927)

  Interest income                                                                251               322
  Foreign exchange gain                                                          226               441
  Other income                                                                    51                 -
  Share of loss in a company subject to a significant influence                 (755)                -
  Non-controlling interest                                                       225                 -
                                                                        ------------      ------------
  NET LOSS                                                              ($    16,970)     ($     9,164)
                                                                        ============      ============
  Net loss per share:
    Basic                                                               ($      0.54)     ($      0.31)
    Diluted                                                             ($      0.54)     ($      0.31)
                                                                        ============      ============
  Weighted average number of common shares outstanding:
    Basic                                                                 31,401,858        29,863,793
    Diluted                                                               34,568,931        34,817,965
                                                                        ============      ============

                                                                             AT                AT
                                                                           MARCH 31        DECEMBER 31
CONSOLIDATED BALANCE SHEETS                                                 2005              2004
                                                                         -----------       -----------
                                                                         (unaudited)        (audited)
  Cash, cash equivalents and marketable securities                       $    89,703       $    29,173
  Other current assets                                                         6,363            20,410
                                                                         -----------       -----------
  Total current assets                                                        96,066            49,583
  Restricted cash                                                              7,258                 -
  Long-term prepaid expenses and deposits                                      1,815             1,361
  Long-term investment                                                         2,604             4,421
  Capital assets                                                              20,711            21,083
                                                                         -----------       -----------
  TOTAL ASSETS                                                           $   128,454       $    76,448
                                                                         ===========       ===========
  Current liabilities                                                    $    15,297       $    16,406
  Deferred revenue                                                            10,101             9,772
  Long-term accrued liabilities                                                  121               126
  Long-term debt                                                               9,275             9,450
  Non-controlling interest                                                     1,214                 -
  Shareholders' equity                                                        92,446            40,694
                                                                         -----------       -----------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $   128,454       $    76,448
                                                                         ===========       ===========

(1) Condensed from the Company's unaudited consolidated financial statements.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug and a Fast Track Product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was recently concluded and preliminary results were disclosed in April 2005. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and 3APS (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com .

                                      -30-

Certain statements contained in this presentation, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Examples of such forward-looking statements include those regarding Fibrillex(TM), as well those regarding continuing and further development efforts. Such statements, based as they are on the current analysis and expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. In the case of forward-looking statements regarding Fibrillex(TM) and continuing and further development efforts, specific risks which could cause actual results to differ materially from Neurochem's current analysis and expectations include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Additionally, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. The reader should not place undue reliance on the forward-looking statements included in this presentation. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

kpmg

              Consolidated Financial Statements of
              (Unaudited)

              NEUROCHEM INC.

              Periods ended March 31, 2005 and 2004

NEUROCHEM INC.

Consolidated Financial Statements
(Unaudited)

Periods ended March 31, 2005 and 2004
(in thousands of Canadian dollars)

FINANCIAL STATEMENTS
     Consolidated Balance Sheets.........................   1
     Consolidated Statements of Operations...............   2
     Consolidated Statements of Deficit..................   3
     Consolidated Statements of Cash Flows...............   4
     Notes to Consolidated Financial Statements..........   5

NEUROCHEM INC.
Consolidated Balance Sheets
(Unaudited)

March 31, 2005 and December 31, 2004
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

                                                             March 31,            March 31,          December 31,
                                                               2005                 2005                 2004
                                                          --------------        -------------      ---------------
                                                          (US$ - note 1)           (Cdn$)          (Cdn$)(Audited)
ASSETS

Current assets:
     Cash and cash equivalents                            $       71,680        $      86,706      $         7,207
     Marketable securities                                         2,478                2,997               21,966
     Amount receivable under collaboration agreement                -                    -                  14,443
     Sales taxes and other receivables                               703                  851                  782
     Research tax credits receivable                               1,346                1,628                1,349
     Prepaid expenses and deposits                                 3,211                3,884                3,836
                                                          --------------        -------------      ---------------
                                                                  79,418               96,066               49,583

Restricted cash (note 3)                                           6,000                7,258                 -
Long-term prepaid expenses and deposits                            1,500                1,815                1,361
Long-term investment                                               2,153                2,604                4,421
Property and equipment                                            13,552               16,393               16,690
Patents                                                            3,570                4,318                4,393
                                                          --------------        -------------      ---------------
                                                          $      106,193        $     128,454      $        76,448
                                                          ==============        =============      ===============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                     $        3,056        $       3,697      $         4,060
     Accrued liabilities                                           6,095                7,373                6,424
     Deferred revenue                                              2,717                3,287                4,820
     Current portion of obligations under capital leases             252                  305                  416
     Current portion of long-term debt                               525                  635                  686
                                                          --------------        -------------      ---------------
                                                                  12,645               15,297               16,406

Deferred revenue                                                   8,350               10,101                9,772
Long-term accrued liabilities                                        100                  121                  126
Long-term debt                                                     7,668                9,275                9,450
                                                          --------------        -------------      ---------------
                                                                  28,763               34,794               35,754
                                                          --------------        -------------      ---------------
Non-controlling interest                                           1,005                1,214                    -

Shareholders' equity:
     Share capital (note 4)                                      207,966              251,561              175,855
     Additional paid-in capital                                    5,156                6,237                5,765
     Deficit                                                    (136,697)            (165,352)            (140,926)
                                                          --------------        -------------      ---------------
                                                                  76,425               92,446               40,694

Litigation (note 7)
                                                          --------------        -------------      ---------------
                                                          $      106,193        $     128,454      $        76,448

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Operations
(Unaudited)

Periods ended March 31, 2005 and 2004
(in thousands of Canadian dollars, except per share data)
(in accordance with Canadian GAAP)

                                                                         Three months ended
                                                                               March 31,
                                                      --------------------------------------------------------
                                                           2005                 2005                 2004
                                                      --------------        -------------        -------------
                                                      (US$ - note 1)           (Cdn$)               (Cdn$)
Revenues:
     Collaboration agreement (note 3)                 $          996        $       1,205        $           -
     Reimbursable costs                                          367                  444                    -
                                                      --------------        -------------        -------------
                                                               1,363                1,649                    -
                                                      --------------        -------------        -------------
Expenses:
     Research and development                                  9,891               11,965                5,577
     Research tax credits                                       (338)                (409)                (312)
     Research grants                                              (7)                  (9)                (119)
                                                      --------------        -------------        -------------
                                                               9,546               11,547                5,146

     General and administrative                                4,270                5,165                3,965
     Reimbursable costs                                          367                  444                    -
     Stock-based compensation (note 5)                           636                  770                  424
     Depreciation of property and equipment                      412                  498                  317
     Amortization of patent costs                                 60                   72                   51
     Interest and bank charges                                   100                  121                   24
                                                      --------------        -------------        -------------
                                                              15,391               18,617                9,927
                                                      --------------        -------------        -------------
Net loss before undernoted items                             (14,028)             (16,968)              (9,927)
                                                      --------------        -------------        -------------
Investment income and other:
     Interest income                                             208                  251                  322
     Foreign exchange gain                                       187                  226                  441
     Other income                                                 42                   51                    -
     Share of loss in a company subject to
       significant influence                                    (624)                (755)                   -
     Non-controlling interest                                    186                  225                    -
                                                      --------------        -------------        -------------
                                                                  (1)                  (2)                 763
                                                      --------------        -------------        -------------
Net loss                                              $      (14,029)       $     (16,970)       $      (9,164)
                                                      ==============        =============        =============
Net loss per share:
     Basic                                            $        (0.45)       $       (0.54)       $       (0.31)
     Diluted                                                   (0.45)               (0.54)               (0.31)
                                                      ==============        =============        =============

Weighted average number of shares outstanding:
     Basic                                                31,401,858           31,401,858           29,863,793
     Effect of dilutive options and warrants               3,167,073            3,167,073            4,954,172
                                                          ----------           ----------           ----------
     Diluted                                              34,568,931           34,568,931           34,817,965
                                                          ==========           ==========           ==========

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Deficit
(Unaudited)

Periods ended March 31, 2005 and 2004
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

                                                                          Three months ended
                                                                                March 31,
                                                      --------------------------------------------------------
                                                           2005                 2005                 2004
                                                      --------------        -------------        -------------
                                                      (US$ - note 1)           (Cdn$)               (Cdn$)
Deficit, beginning of period:
     As previously reported                           $     (116,504)       $    (140,926)       $     (86,365)
     Adjustment to reflect change in accounting
       for employee stock options (note 2 (a))                     -                    -               (2,162)
     Adjustment to reflect change in accounting
       for long-term investment (note 2 (b))                  (2,068)              (2,501)                   -
                                                      --------------        -------------        -------------
Deficit, beginning of period                                (118,572)            (143,427)             (88,527)

Net loss                                                     (14,029)             (16,970)              (9,164)

Share issue costs                                             (4,096)              (4,955)                   -
                                                      --------------        -------------        -------------
Deficit, end of period                                $     (136,697)       $    (165,352)       $     (97,691)
                                                      ==============        =============        =============

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended March 31, 2005 and 2004
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

                                                                          Three months ended
                                                                               March 31,
                                                        --------------------------------------------------------
                                                             2005                 2005                 2004
                                                        --------------        -------------        -------------
                                                        (US$ - note 1)           (Cdn$)               (Cdn$)
Cash flows from operating activities:
     Net loss                                           $      (14,029)       $     (16,970)       $      (9,164)
     Adjustments for:
         Depreciation and amortization                             472                  570                  368
         Stock-based compensation                                  636                  770                  424
         Share of loss in a company subject to
           significant influence                                   624                  755                    -
         Non-controlling interest                                 (186)                (225)                   -
     Changes in operating assets and liabilities:
         Restricted cash                                        (6,000)              (7,258)                   -
         Amounts receivable under collaboration
           agreement                                            11,940               14,443                    -
         Sales taxes and other receivables                         (57)                 (69)                (272)
         Research tax credits receivable                          (231)                (279)                  31
         Prepaid expenses and deposits                             (40)                 (48)                (604)
         Long-term prepaid expenses on deposits                   (375)                (454)                   -
         Deferred revenue                                         (996)              (1,204)                   -
         Accounts payable and accrued liabilities                  792                  957                  191
                                                        --------------        -------------        -------------
                                                                (7,450)              (9,012)              (9,026)

Cash flows from financing activities:
     Proceeds from issue of common shares                       62,340               75,408                  524
     Share issue costs                                          (4,096)              (4,955)                   -
     Repayment of obligations under capital lease                  (92)                (111)                (104)
     Repayment of long-term debt                                  (187)                (226)                   -
                                                        --------------        -------------        -------------
                                                                57,965               70,116                  420

Cash flows from investing activities:
     Additions to property and equipment                          (375)                (454)                (232)
     Additions to patents                                         (122)                (148)                (389)
     Proceeds from marketable securities                        15,681               18,969               60,727
     Proceeds from disposal of property and equipment               23                   28                    -
                                                        --------------        -------------        -------------
                                                                15,207               18,395               60,106
                                                        --------------        -------------        -------------
Net increase in cash and cash equivalents                       65,722               79,499               51,500
Cash and cash equivalents, beginning of period                   5,958                7,207               14,869
                                                        --------------        -------------        -------------
Cash and cash equivalents, end of period                $       71,680        $      86,706        $      66,369
                                                        ==============        =============        =============
Cash and cash equivalents are comprised of:
     Cash balances with banks                           $          584        $         706        $       1,586
     Short-term investments                                     71,096               86,000               64,783
                                                        --------------        -------------        -------------
                                                        $       71,680        $      86,706        $      66,369
                                                        ==============        =============        =============

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended March 31, 2005 and 2004
(Amounts in thousands of Canadian dollars, except per share data)

1.    BASIS OF PRESENTATION:

      These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited balance sheet as at March 31, 2005 and the unaudited statements of operations and deficit and cash flows for the periods ended March 31, 2005 and 2004 reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual financial statements for the year ended December 31, 2004, except as disclosed in notes 2 (b) and
      (c) below. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended December 31, 2004.

      Translation of convenience:

      The Company's functional currency is the Canadian dollar. As a convenience to certain users, the Company also presents the interim consolidated financial statements in US dollars using the convenience translation method whereby all Canadian dollar amounts are converted into US dollars at the noon exchange rate quoted by the Bank of Canada at March 31, 2005, which was 0.8267 US dollar per Canadian dollar. The information in US dollars is presented only for the convenience of some readers and, thus, has limited usefulness. This translation should not be viewed as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or would have been converted into US dollars at the rate indicated.

2.    CHANGES IN ACCOUNTING POLICIES:

      (a)   Stock-based compensation:

            Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants ("CICA") to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005 and 2004
(Amounts in thousands of Canadian dollars, except per share data)

2.    CHANGES IN ACCOUNTING POLICIES (CONTINUED):

      (a)   Stock-based compensation (continued):

            The CICA has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $2,162 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

      (b)   Variable Interest Entities:

            On January 1, 2005, the Company adopted the recommendation of Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), which provides guidance for determining when an enterprise consolidates the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a "variable interest entity" ("VIE")). This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual returns, or both. It was determined that the Company's investment in a holding company that owns Innodia's shares ("Innodia holding") meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia holding. Innodia holding's only activity is the investment in Innodia Inc., which is accounted for using the equity method. The implementation of AcG-15 resulted in the consolidation of the Company's interest in Innodia holding starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the deficit by $2,501 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359 and $1,439, respectively.

      (c)   Reimbursable costs:

            Reimbursable costs incurred in connection with the Company's collaboration agreement with Centocor Inc. are included in total revenues and expenses.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005 and 2004
(Amounts in thousands of Canadian dollars, except per share data)

3.    COLLABORATION AGREEMENT:

      The Company recognized $1,205 of revenue under a collaboration agreement entered into in December 2004, representing the amortization of the non-refundable upfront payment over the remaining estimated period to obtaining the regulatory approvals of the product.

      As required under the terms of the collaboration agreement, the Company has secured through a bank a letter of credit in the amount of $7,258 (US$6,000) in connection with the potentially refundable upfront payment received under the collaboration agreement. The Company has classified an equivalent amount of cash as "restricted cash" on the consolidated balance sheet to reflect the collateralization of the amount of the letter of credit.

4.    SHARE CAPITAL:

      (a)   Issued and outstanding:

            The issued and outstanding share capital consists of:

                                                                    March 31,           December 31,
                                                                      2005                 2004
                                                                  --------------       --------------
                                                                                        (Audited)
34,544,962 common shares (December 31, 2004 -
  30,320,419)                                                     $      251,561       $      175,855
                                                                  ==============       ==============

Changes in the issued and outstanding common shares for the year ended December 31, 2004 and for the three-month period ended March 31, 2005 were as follows:

                                                              Common shares
                                                         -----------------------
                                                           Number      Dollars
                                                         ----------   ----------
Balance, December 31, 2003 (audited)                     29,775,127   $  173,930
Exercise of stock options:
     For cash                                               545,292        1,490
     Ascribed value from additional paid-in capital               -          435
                                                         ----------   ----------
Balance, December 31, 2004 (audited)                     30,320,419      175,855

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005 and 2004
(Amounts in thousands of Canadian dollars, except per share data)

Issued for cash from public offering (i)                  4,000,000       74,495
Exercise of stock options:
     For cash                                               224,543          913
     Ascribed value from additional paid-in capital               -          298
                                                         ----------   ----------
Balance, March 31, 2005 (unaudited)                      34,544,962   $  251,561
                                                         ==========   ==========

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005 and 2004
(Amounts in thousands of Canadian dollars, except per share data)

4.    SHARE CAPITAL (CONTINUED):

      (a)   Issued and outstanding (continued):

            (i) On March 9, 2005, the Company completed a public offering for the issuance and sale of 4 million common shares at a price of US$15.30 per share. The total proceeds of the offering to the Company was $74,495 (US$61,200). Total share issue costs of $4,955 were charged to the deficit.

      (b)   Share option plan:

            Changes in outstanding options granted under the Company's stock option plan for the year ended December 31, 2004 and the three-month period ended March 31, 2005 were as follows:

                                                                           Weighted
                                                                           average
                                                            Number      exercise price
                                                           ---------    --------------
Options outstanding, December 31, 2003 (audited)           2,298,526      $     7.23
Granted                                                      797,000           25.65
Exercised                                                   (545,292)           2.73
Cancelled or expired                                        (186,450)           6.90

Options outstanding, December 31, 2004 (audited)           2,363,784           14.51

Granted                                                      225,000           25.30
Exercised                                                   (224,543)           4.07
Cancelled or expired                                         (52,008)          12.89
                                                           ---------      ----------

Options outstanding, March 31, 2005                        2,312,233      $    16.61
                                                           =========      ==========

During the period ended March 31, 2005, the Board of Directors approved an amendment to the Company's stock option plan to change the maximum number of shares reserved for issuance from 4,438,767 common shares to 12.50% of the issued and outstanding common shares. The amendment is subject to shareholder approval.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005 and 2004
(Amounts in thousands of Canadian dollars, except per share data)

4.    SHARE CAPITAL (CONTINUED):

      (c)   Warrants:

            Outstanding warrants at March 31, 2005 are as follows:

Warrants          Exercise price          Expiry
---------         --------------       -------------
2,800,000         $         3.13           July 2005
1,200,000         $         7.81         bruary 2006
---------         --------------       -------------
4,000,000
=========

5.    STOCK-BASED COMPENSATION:

      In the period ended March 31, 2005, the Company recorded total stock-based compensation of $770 related to stock options granted to employees after July 1, 2002 (2004 - $424).

      The fair value of the options granted were determined using the following method and assumptions:

      The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions:

                                  March 31,            March 31,
                                    2005                 2004
                                  ---------            ---------
Risk-free interest rate              3.88%                3.54%
Expected volatility                    53%                  39%
Expected life in years                  7                    7
Expected dividend yield               nil                  nil

      The following table summarizes the weighted average grant-date fair value per share for options granted during the periods ended March 31, 2005 and 2004:

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005 and 2004
(Amounts in thousands of Canadian dollars, except per share data)

                                           Weighted
                                           average
                         Number of        grant-date
                          options         fair value
                         ---------       -------------
March 31, 2005            225,000        $       14.73
March 31, 2004            495,000        $       12.40
                          =======        =============

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2005 and 2004
(Amounts in thousands of Canadian dollars, except per share data)

5.    STOCK-BASED COMPENSATION (CONTINUED):

      Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations.

6.    RELATED PARTY TRANSACTIONS:

      In the period ended March 31, 2005, the Company incurred fees of $600 (2004 - $240) under the terms of a management services agreement entered into in March 2003, as amended in December 2004, with Picchio International Inc., a company related to a shareholder, director and officer.

7.    LITIGATION:

      In 2002, the Company executed an agreement with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds (the "CTA"). In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A., with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the term of the CTA.

      A hearing has been scheduled by the arbitral tribunal for mid-September 2005, convened in accordance with the rules of the International Court of Arbitration. Immtech has claimed monetary damages which, to date, it has estimated at between US$18 million and US$42 million, which include an estimated valuation for equitable relief. The Company counterclaims damages which, to date, it has estimated at no less than US$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS FOR THE
                     THREE-MONTH PERIOD ENDED MARCH 31, 2005

The following information should be read in conjunction with the unaudited consolidated financial statements for the three-month period ended March 31, 2005, as well as the audited consolidated financial statements for the year ended December 31, 2004. For discussion regarding related-party transactions, contractual obligations and commercial commitments, critical accounting policies, recent accounting pronouncements, and risks and uncertainties, refer to the Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations for the year ended December 31, 2004. All dollar figures are Canadian dollars, unless specified otherwise.

RESULTS OF OPERATIONS

For the three month-period ended March 31, 2005, the net loss amounted to $16,970,000 ($0.54 per share), compared to $9,164,000 ($0.31 per share) for the comparative period last year.

Revenues from collaboration agreement amounted to $1,205,000 for the current quarter and consist of the revenue earned under the agreement with Centocor, Inc. ("Centocor") in respect of Fibrillex(TM). Revenue recognized during the quarter is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the remaining estimated period to obtaining the regulatory approvals of the investigational drug product. The period to obtain the regulatory approvals is estimated and is subject to change based on additional information that the Company may receive from time to time.

Reimbursable costs revenue amounted to $444,000 for the current quarter and consists of costs reimbursable by Centocor in respect of Fibrillex(TM) related activities. The Company earns no margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $11,965,000 for the current quarter, compared to $5,577,000 for the same period last year. The increase is mainly due to expenses incurred in relation to the development of Alzhemed(TM); more specifically for the Phase III North American clinical trial and preparation for the Phase III European clinical trial. In the quarter ended March 31, 2005, research and development expenses also included costs incurred to support the on-going Fibrillex(TM) open-label extension study, as well as on-going drug discovery programs.

Research tax credits amounted to $409,000 this quarter, compared to $312,000 for the comparable quarter last year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program. The increase is due to higher eligible expenses during the current period.

General and administrative expenses for the quarter totalled $5,165,000, compared to $3,965,000 for the same quarter last year. The increase is attributable to the expansion of the corporate infrastructure to support growth and the overall activity levels at the Company. More specifically, the increase is due to operating costs related to the facilities acquired during the second quarter of 2004 and higher legal fees incurred in relation to the Immtech litigation, and to other corporate agreements and matters.

Reimbursable costs amounted to $444,000 for the current quarter and consist of costs incurred on behalf of Centocor in respect of Fibrillex(TM) related activities and reimbursable by Centocor.

Stock-based compensation amounted to $770,000 for the current quarter, compared to $424,000 for the comparable quarter last year. This expense relates to employee stock options, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The increase is due to new stock options granted during the past year.

Depreciation and amortization for the current quarter increased to $570,000 from $368,000 for the comparable quarter last year. The increase reflects the depreciation and amortization associated with the acquisition during the past year of additional property and equipment, including the facilities acquired in the second quarter of 2004, and the increase in patent costs.

Interest and bank charges amounted to $121,000 for the current quarter, compared to $24,000 for the comparable quarter last year. The increase is due to interest expense on the $10,500,000 revolving decreasing term credit facility entered into by the Company to finance the acquisition of the facilities last year.

Interest income amounted to $251,000, compared to $322,000 for the comparable quarter last year. The decrease results from lower average cash balances in the current period, compared to the same period last year.

Foreign exchange gains amounted to $226,000 for the current quarter, compared to $441,000 for the same quarter last year. The decrease is attributable to lower monetary assets denominated in US dollars during the period, compared to the comparable period in 2004. Gains were recorded as a result of an increase in the value of the US dollar versus the Canadian dollar during the respective periods.

Variable interest entities

As previously reported, on January 1, 2005, the Company adopted the recommendations of the CICA Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG-15), which provides guidance for determining when an enterprise consolidates the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a "variable interest entity" ("VIE")). This guideline requires the Company to identify VIEs in which it has an interest, to determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIEs. A primary beneficiary is an enterprise that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual return, or both. It was determined that the Company's investment in a holding company that owns Innodia's shares ("Innodia Holding") meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia Holding. The implementation of AcG-15 resulted in the consolidation of the Company's interest in Innodia Holding starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the opening deficit by $2,501,000 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359,000 and $1,439,000, respectively. The implementation of this accounting guideline in the first quarter of 2005 resulted in the consolidation of a share of loss in a company subject to significant influence of $755,000 and non-controlling interest of $225,000, in the Consolidated Statement of Operations.

Litigation

Regarding the ongoing dispute with Immtech International, Inc. (Immtech) concerning a 2002 agreement, the Company continues to vigorously defend against the claims brought by Immtech in its legal proceedings filed on August 12, 2003, with the Federal District Court for the Southern District of New York, U.S.A. The dispute is now before an arbitral tribunal convened in accordance with the rules of the International Court of Arbitration.

A hearing has been scheduled by the arbitral tribunal for mid-September 2005. Immtech has claimed monetary damages which, to date, it has estimated at between a total of US$18 million and US$42 million, which includes an estimated valuation for equitable relief. The Company counterclaims damages which, to date, it has estimated at no less than US$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.

QUARTERLY RESULTS (UNAUDITED)
(in thousands of Canadian dollars, except per share data)

                                                                            NET LOSS PER
                                                                          SHARE BASIC AND
QUARTER                                          REVENUE      NET LOSS        DILUTED
-------                                          -------      --------    ---------------
Year ended December 31, 2005
First                                             1,649       $(16,970)       $  (0.54)

Year ended December 31, 2004
Fourth                                              132       $(15,388)       $  (0.51)
Third                                                 -       $(13,775)       $  (0.45)

Second                                                -       $(14,072)       $  (0.47)
First                                                 -       $ (9,164)       $  (0.31)

Six-month period ended December 31, 2003
Second                                                -       $ (9,986)       $  (0.34)
First                                                 -       $ (6,787)       $  (0.28)

Year ended June 30, 2003
Fourth                                                -       $ (3,470)       $  (0.15)

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2005, the Company had cash, cash equivalents and marketable securities of $89,703,000, compared to $29,173,000 at December 31, 2004. The increase is primarily due to proceeds received from the issue of additional share capital during the quarter (as described below), net of funds used in operations and in investing activities.

On March 9, 2005, the Company completed a public offering of its common shares in the United States and in Canada. The Company issued four million common shares at a price of US$15.30 per share. Total proceeds from the offering were $74,495,000 (US$61,200,000) and the issue costs totaled $4,955,000. Certain funds raised from the share issuance were denominated in U.S. dollars. The Company maintains a significant U.S. dollars position to serve as a natural hedge of exchange rate fluctuations with respect to planned U.S. dollar denominated R&D expenditures primarily relating to its phase III clinical programs. Net proceeds will be used to fund the clinical trials of the Company's product candidates (primarily Alzhemed(TM)), other research and development programs, advancing Fibrillex(TM), working capital and general corporate purposes.

As at April 30, 2005, the Company had 34,569,581 common shares outstanding, 2,287,614 options granted under the employee stock option plan and 4,000,000 warrants issued and outstanding.

                        CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD

I, Dr. Francesco Bellini, Chairman of the Board and Chief Executive Officer of Neurochem Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Neurochem Inc. for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 13, 2005

(signed) Dr. Francesco Bellini
------------------------------
Dr. Francesco Bellini
Chairman of the Board
and Chief Executive Officer

                        CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD

I, Mariano Rodriguez, Vice President, Finance and Chief Financial Officer of Neurochem Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Neurochem Inc. for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 13, 2005

(signed) Mariano Rodriguez
---------------------------
Mariano Rodriguez
Vice President, Finance
and Chief Financial Officer